Exhibit 2

Joseph D. Samberg

1091 Boston Post Road

Rye, NY 10580

July 18, 2022

The Board of Directors Ceragon Networks, Inc.

Block 300, Nitzba City

Rosh Ha’ayin, Israel

Dear Doron and Members of the Board:

I am writing to you as a longstanding shareholder of Ceragon Networks, Inc. (NASDAQ: CRNT) (“Ceragon” or the “Company”) and as the beneficial owner of almost 10% of Ceragon’s outstanding common stock, making me the largest shareholder of the Company. I am the Chairman, Chief Executive Office and sole owner of JDS Capital Management, Inc., which manages money for its own account, and have been involved in the financial world for over two decades.

Over the past few months, the Company has reached out to my team and me to explain its revised strategy and prospects, and mostly these conversations have been with the CEO, Doron Arazi. These conversations were constructive and, we believe, honest and forthright. In the past year since Doron was appointed CEO, we believe he has positioned the Company well for future growth as evidenced by, among other things, the healthy order pipeline. We believe that, over the coming years, several factors should significantly improve the Company’s prospects: supply chain issues should subside, new technology offerings will increase margins, network investment in 5G will accelerate, and economies will continue to open post-COVID. We believe that, once some or all the factors come to pass, the Company’s current projects and offerings will turn into profitable revenue growth and significantly increase value for shareholders. We have confidence in Doron and his team and believe their skills and experience will be critical in creating significant value in the Company.

The purpose of this letter is to provide important context on the acquisition proposal that Aviat Networks, Inc. (NASDAQ: AVNW) (“Aviat”) has made to the Company’s shareholders. In short, while we agree a combination of the Company and Aviat could provide significant synergies under appropriate circumstances, the terms of the Aviat proposal (especially the price) are well below what we believe to be fair to Company shareholders. As such, we currently intend to: (a) continue to support the Company in its efforts to both protect and maximize value for the shareholders, (b) vote in favor of the Company’s director nominees in the next general meeting of shareholders, extraordinary or otherwise, (c) vote against Aviat’s request to remove any of Ceragon’s existing directors, and (d) reject any tender offer for our shares that is in a price vicinity currently proposed by Aviat.

We are excited about the future of the Company. Thank you for your time.

Regards,

Joseph D. Samberg